AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

16 April 2004

04024823

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

RECEIVED
2004 MAY -4 A 11:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 15 April 2004, Re: Proposed Parkson Disposals; and

b) General Announcement dated 15 April 2004, Re: Litigation Against Amsteel Equity Capital Sdn Bhd.

Please contact the undersigned if you have any query.

PROCESSED
MAY 05 2004
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 5/5

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 15/04/2004 05:40:38 PM
Reference No AA-040415-51FA0

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ( ) **Reply to query**

* Subject :
PROPOSED PARKSON DISPOSALS

* **Contents :-**

We refer to the announcements made on 9 September 2003, 7 October 2003, 23 October 2003, 5 February 2004, 4 March 2004, 9 March 2004, 19 March 2004, 25 March 2004 and 26 March 2004 by Amsteel Corporation Berhad ("Amsteel" or the "Company") and its adviser, Public Merchant Bank Berhad.

The Company wishes to announce that the parties to the sale and purchase agreement for the Proposed Parkson Disposal ("SPA") had mutually agreed that the Conditional Period (as defined in the SPA) which will expire on 16 April 2004 shall be extended for a further period to 31 May 2004.

Save and except for the abovesaid extension, all the other terms and conditions of the SPA shall remain unchanged.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

15 APR 2004

Form Version 2.0

General Announcement

Reference No AA-040415-62135

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

* Type : ● **Announcement** ( ) **Reply to query**

* Subject :

LITIGATION AGAINST AMSTEEL EQUITY CAPITAL SDN BHD

* **Contents :-**

Amsteel Corporation Berhad wishes to announce that Amsteel Equity Capital Sdn Bhd ("Amsteel Equity"), a subsidiary of the Company, was served a writ of summons on 14 April 2004 by Magna Prima Berhad and two others ("Plaintiffs") wherein it was alleged that Amsteel Equity acted as constructive trustee for the Plaintiffs in the sum of RM22,100,000.

Amsteel Corporation Berhad wishes to state that the allegation arose out of a stockbroking transaction undertaken by Amsteel Equity (then known as Amsteel Securities (M) Sdn Bhd) in the year 2000.

Amsteel Corporation Berhad has been advised by its lawyers that the claim is without merits and intends to defend the suit.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

15 APR 2004